March 22, 2013

Mr. Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Piedmont Natural Gas Company, Inc.

Form 10-K for the Fiscal Year Ended October 31, 2012

Filed December 21, 2012

File No. 1-06196

Dear Mr. Mew:

We are responding to your letter dated February 27, 2013 setting forth comments regarding your office’s review of the above listed filing. We have provided additional explanations and proposed clarification language with regard to future filings where requested.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filing; that Commission staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended October 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 28

Operations and Maintenance Expense, page 34

1.	We note the increase in employee benefits expense in fiscal 2012 and your disclosure related to the absence of pension plan funding and a regulatory pension deferral in the current year. Please tell us and disclose the circumstances which caused the absence of this deferral. Further, tell us and disclose if you anticipate higher employee benefits expense over the next several years, or if the fiscal 2012 increase is non-recurring in nature.

Response: Pursuant to regulatory commission orders in Tennessee, to the extent that we fund contributions to our defined benefit pension plan, we are allowed to increase a regulatory asset equal to the funding allocated to the Tennessee jurisdiction with a corresponding reduction to employee benefits expense. The deferral is a recurring adjustment that is dependent upon the funding of our defined benefit pension plan and continuing regulatory treatment in Tennessee. When we do not fund the defined benefit pension plan in a given year, no amounts are deferred and employee benefits expense is not reduced.

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 21, 2012
File No. 1-06196

In fiscal year 2011, we contributed $22 million to the defined benefit pension plan. Based on the portion allocated to the Tennessee jurisdiction, we reduced employee benefits expense by $3.8 million and recorded a regulatory asset of the same amount. In our fiscal year 2012, we did not fund our defined benefit pension plan; therefore, there was no credit to employee benefits expense with its corresponding increase to the regulatory asset. Based on a Tennessee rate order effective March 1, 2012, the cumulative unamortized deferred balance of approximately $21 million will be amortized over 8 years. Newly added amounts due to future funding of the plan will be deferred until a future rate proceeding whereby the then current cumulative remaining balance in the deferred account will be similarly amortized over a period ordered by the Tennessee Regulatory Authority (TRA).

In our discussion of critical accounting estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations on page 52 of the Form 10-K, we disclosed that we anticipate higher costs in fiscal year 2013 related to the calculation of the ASC 715 benefit costs of the defined benefit pension plan (qualified pension plan) and other postretirement benefits of $5.5 million to $6.5 million over the 2012 amount based on actuarial assumptions. As future defined benefit pension expense beyond our fiscal 2013 is dependent upon a number of assumptions that are required to be made as of the measurement date of the obligations, we are unable to quantify trends in defined benefit pension expense for periods beyond 2013 at this time.

We disclosed estimated funding in our contractual obligations and commitments table on page 49. We have estimated funding of the qualified and nonqualified pension plans of $21.2 million in fiscal 2013, $34.6 million in fiscal years 2014, 2015 and 2016 and $11.9 million in fiscal year 2017. Also, in Note 9, “Employee Benefit Plans” (page 108), we disclosed funding in fiscal year 2013 of $20 million to our qualified pension plan as well as the anticipated funding of our other benefit plans.

Item 8. Financial Statements and Supplementary Data, page 58

Notes to Consolidated Financial Statements, page 68

1.	Summary of Significant Accounting Policies, page 68

Utility Plant and Depreciation, page 70

2.	We note your disclosure that the estimated costs of removal on certain regulated properties are collected through depreciation expense through rates with a corresponding credit to accumulated depreciation. In this regard, however, we also note your disclosure on page 78 indicating a liability is credited and your separate classification of the regulatory cost of removal obligations. Please revise your disclosure here in future filings to clarify your policy.

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 21, 2012
File No. 1-06196

Response: In the future, we will revise our disclosure in the last paragraph of “Utility Plant and Depreciation” under Note 1. Summary of Significant Accounting Policies to the following:

As authorized by our regulatory commissions, ~~T~~the estimated costs of removal on certain regulated properties are collected through depreciation expense through rates with a corresponding credit to accumulated depreciation. Our approved depreciation rates are comprised of two components, one based on average service life and one based on cost of removal for certain regulated properties. Therefore, through depreciation expense, we ~~accrue~~ collect and record estimated non-legal costs of removal on any depreciable asset that includes cost of removal in its depreciation rate. Because the estimated removal costs are a non-legal obligation, we account for them as a regulatory liability and present the accumulated removal costs in “Cost of removal obligations” in “Noncurrent Liabilities” in the Consolidated Balance Sheets. For further discussion of this regulatory liability, see “Asset Retirement Obligations” in this Note 1.

Our disclosure in the second paragraph of “Asset Retirement Obligations” under Note 1. Summary of Significant Accounting Policies will be revised as follows:

~~In accordance with long-standing regulatory treatment, our depreciation rates are comprised of two components, one based on average service life and one based on cost of removal. We collect through rates the estimated costs of removal on certain regulated properties through depreciation expense, with a corresponding credit to accumulated depreciation. These removal costs~~We have costs of removal that are non-legal obligations as defined by the accounting guidance. The costs of removal are a component of our depreciation rates in accordance with long-standing regulatory treatment. Because these estimated removal costs meet the requirements of rate-regulated accounting guidance, we have accounted for these non-legal AROs as a regulatory liability ~~We record the estimated non-legal AROs~~ as presented in “Cost of removal obligations” in “Noncurrent Liabilities” in the Consolidated Balance Sheets. In the rate setting process, the liability for non-legal costs of removal is treated as a reduction to the net rate base upon which the regulated utility has the opportunity to earn its allowed rate of return. For further discussion of these costs of removal as a component of depreciation, see “Utility Plant and Depreciation” in this Note 1.

Inventories, page 73

3.	We realize there are a variety of business reasons for entering into asset management agreements and the accounting for these contracts could depend on numerous facts and circumstances possibly leading to different accounting outcomes. In this regard, please explain to us how you view such contracts and how your analysis of a particular contract(s) results in the accounting employed and how you consider whether such contracts could be derivatives. To the extent judgments could result in different accounting treatment, please disclose your accounting policy for these arrangements.

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 21, 2012
File No. 1-06196

Response: To ensure the delivery of firm gas supply for our customer needs, we enter into a variety of gas supply, transportation capacity and storage capacity contracts in the normal course of business. We also enter into service contracts, or asset management arrangements (AMAs), to efficiently manage portions of the gas supply, transportation capacity and storage capacity to serve our customers. These AMAs are structured to comply with FERC Order 712. Generally, under an AMA, we receive a fixed monthly payment which is set at inception of the arrangement, and in return, we assign the gas supply, transportation capacity, storage capacity and/or storage inventory to the asset manager for the term of the agreement. The inventory is assigned at no cost, and the same quantities are required to be returned at the expiration of the agreements, with one agreement allowing us to call on inventory during the summer months to satisfy operational requirements, if needed. The inventory that is assigned to the asset manager is available for use by our customers during the winter heating season, November through March. We account for these amounts on the Consolidated Balance Sheets as a current asset in the inventories section as “Gas in storage.” From the period of April through October, the inventory that is not available for use by our customers is reclassified on the Consolidated Balance Sheets as a current asset in “Prepayments,” and the inventory that is available for use by our customers remains as “Gas in storage.”

Payments received are recorded as secondary market transactions, and are shared between our utility customers and our shareholders as directed by the regulators in the three jurisdictions in which we operate (The North Carolina Utilities Commission (NCUC), the South Carolina Public Service Commission, and the TRA). In North Carolina and South Carolina, 75% of the AMA payments are flowed through to customers in rates and 25% is retained by us. The TRA has approved a sharing mechanism under the Tennessee Incentive Plan (TIP) that directs us to flow through to our customers 75% of amounts received with 25% retained by us, subject to an overall annual cap of $1.6 million. In Tennessee, the entire amount of the AMA payment is initially recorded to the deferred customer account under the TIP rules, and the company portion of the savings amount determined under the TIP formula is subsequently approved for surcharge from or refund to customers annually.

We evaluate AMA contracts for derivative accounting considerations under ASC 815. The AMAs are structured where we receive a monthly payment in return for the assignment of our gas supply, transportation capacity, storage capacity and/or storage inventory rights to the counterparty. The counterparty is required to manage the physical delivery of natural gas based on our underlying customer needs, for quantities that we schedule and at locations that we specify. To the extent the AMAs have fixed payment terms that do not fluctuate based on the price of natural gas, they are determined not to be derivatives or to contain embedded derivatives under ASC 815.

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 21, 2012
File No. 1-06196

2.	Regulatory Matters, page 82

North Carolina, page 82

4.	Please tell us how you concluded plant held for future use or plant is the appropriate balance sheet classification for the $6.7 million capital costs related to the development of the LNG facility in Robeson County as of October 31, 2012. In this regard, we note you filed a petition seeking regulatory recovery for these costs. Lastly, tell us how you evaluated the LNG facility under ASC Topic 980-360-35. We may have further comment.

Response: In June 2008, in the face of consistent and significant growth on our facilities serving portions of eastern North Carolina, we determined that it was necessary to enhance seasonal and peak day deliverability to that part of the system. After examining the possible options, we pursued the design and construction of an LNG facility to be located in Robeson County, North Carolina. Shortly thereafter, the United States entered into a significant and sustained economic recession, which had dramatic effects on the North Carolina economy. Based upon the effect of the recession on the demand for service and growth potential, we made the decision in March 2009 to suspend construction of the facility. Since that time, as the recovery from the economic recession progresses, we have begun to experience increased demand for service in eastern North Carolina. We are currently conducting a study on the outstanding infrastructure and supply needs for the eastern part of our system. The continued need and ultimate size and scale of the Robeson LNG facility are being considered, and a final decision regarding the best use of this asset in a plan to meet the infrastructure and supply needs has not been made. On October 29, 2012, we filed with the NCUC to request that these development costs be placed in a non-interest bearing deferred account in order to preserve the future use nature of the investment until further determination as to need for, scope and scale can be determined. In addition, we requested that any decision as to the ultimate inclusion of such expenses in rate base be deferred until we propose such inclusion in a future rate proceeding.

In presenting amounts in our financial statements, we follow the guidance in S-X 5-02, paragraph 13, and present separately the original cost, plant acquisition adjustments and plant adjustments, including plant held for future use, as required by the system of accounts prescribed by our regulatory authorities. ASC Topic 980-360-35 provides guidance regarding the accounting for the abandonment of operating assets or assets under construction. As the Robeson LNG facility is still being considered for our future growth and capacity needs in eastern North Carolina and a decision regarding such matters has not been made or approved by the NCUC, it is not probable that the assets held for future use have been abandoned.

Re:	Piedmont Natural Gas Company, Inc.
Form 10-K for the Fiscal Year Ended October 31, 2012
Filed December 21, 2012
File No. 1-06196

Please do not hesitate to contact me should you require further information or clarification.

Sincerely,

/s/ Karl W. Newlin
Karl W. Newlin
Senior Vice President and
Chief Financial Officer

cc: Thomas E. Skains, Chairman, President and Chief Executive Officer

Robert Babula, Staff Accountant, Securities and Exchange Commission

Donna Di Silvio, Staff Accountant, Securities and Exchange Commission